C. Brendan Johnson Direct: 314-259-2438 brendan.johnson@bryancave.com

September 19, 2005

Via EDGAR and By Facsimile

Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	David Burton
Staff Accountant

Re:	Richardson Electronics, Ltd.
Item 4.01 Form 8-K
Filed September 1, 2005
File No. 0-12906

Dear Mr. Burton:

We are writing this letter on behalf of Richardson Electronics, Ltd. (the “Company” or the “Registrant”) in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 13, 2005 regarding the above-referenced filing.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Per our conversation on September 15, 2005, we understand that you are requesting supplemental information and do not expect the Company to amend either its Current Report on Form 8-K filed on September 1, 2005, or its Annual Report on Form 10-K for fiscal year ended May 28, 2005.

Form 8-K dated August 29, 2005

Item 4-01. Changes in Registrant’s Certifying Accountant

1.

We note the changes in internal control over financial reporting and the remediation efforts implemented (or in the process of being implemented) as disclosed in Item 9A of Form 10-K for fiscal year ended May 28, 2005. Tell us what additional remediation efforts, if any, are needed for the Disclosure
Controls and Procedures to become effective. In addition, tell us when final procedures for these efforts will be implemented.

David Burton

Securities and Exchange Commission

September 19, 2005

Response: We believe the ten remediation efforts disclosed in the our Annual Report on Form 10-K for fiscal year ended May 28, 2005 represent a comprehensive list of all the remediation efforts needed for our disclosure controls and procedures to become effective. Of those remediation efforts, we have already completed implementation of five and expect to complete implementation of all of the remediation efforts by December 3, 2005.

A detailed statement regarding the timing of when the final procedures for these efforts will be implemented for each of the remediation efforts is as follows:

•	In June 2005, the Company hired a Director of Tax to increase its focus on processes and procedures associated with accounting for income taxes.
Status: Completed.
•

The Company is assessing the appropriateness of engaging outside tax professionals to provide global compliance and reporting services to ensure that the Company has appropriate resources to conduct timely reviews and evaluations of the Company’s current and deferred tax provisions, deferred tax assets and liabilities, and related complex tax issues.

Status: The assessment has been completed. The Company expects to engage outside tax professionals by October 15, 2005.

•

The Company has developed a program to provide training for accounting personnel in the Company’s foreign subsidiaries. Beginning in September 2005, training will be conducted and will continue throughout fiscal 2006.

Status: Training will be conducted from September 26, 2005 through September 30, 2005. Additional training will be conducted throughout fiscal 2006.

•

The Company has enhanced its account reconciliation process to ensure that accounts are being reconciled on a timely basis, the reconciliations are independently reviewed, and any reconciling items are cleared on a timely basis.

Status: Completed.
•	The Company has developed a plan to strengthen its procedures regarding the review and approval of journal entries through system automation.
Status: Completed.
•	The Company has developed formal procedures for financial statement variance analysis and balance sheet reconciliations. The monthly closing schedule is formally communicated to all subsidiaries.
Status: Completed.

David Burton

Securities and Exchange Commission

September 19, 2005

•

The Company has improved documentation of management review and reconciliation performance through policies, education and re-enforcement, a balance sheet listing of employees who reconcile and approve account reconciliations, and the implementation of key financial manager checklists.

Status: Completed.
•	The Company intends to enhance controls over financial reporting of our foreign subsidiaries to ensure the consolidated financial statements are presented in accordance with U.S. GAAP.

Status: The Company has strengthened its controls primarily through improved variance analysis and enhanced balance sheet reconciliations to ensure the consolidated financial statements are presented in accordance with U.S. GAAP. By the end of the second quarter of fiscal 2006 (December 3, 2005), the Company will enhance its controls to ensure that the financial statements for each foreign subsidiary will be presented in accordance with U.S. GAAP.

•	The Company will develop and implement a policy related to controls over end-user computing.

Status: To be completed by the end of the second quarter of fiscal 2006 (December 3, 2005).

•	The Company is recruiting for a Director of Internal Audit to assist the Company in its ongoing evaluation and monitoring of internal control over financial reporting.

Status: We have interviewed several candidates and are actively recruiting. Until a Director of Internal Audit is hired, we have engaged an outside professional firm to perform the tasks required.

*        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Burton

Securities and Exchange Commission

September 19, 2005

                If you require any additional information on these issues, please advise us at your earliest convenience. You may reach me at 314-259-2438 or R. Randall Wang at 314-259-2149, or either of us by fax at 314-259-2020.

Very truly yours,

/s/ C. Brendan Johnson

C. Brendan Johnson

Cc:	David J. DeNeve
Richardson Electronics, Ltd.
William G. Seils
Richardson Electronics, Ltd.
James J. Doyle
Ernst & Young, LLP
R. Randall Wang
Bryan Cave LLP